SHARE TRANSFER AGREEMENT

THIS SHARE TRANSFER AGREEMENT is made and entered into effective as of the 22nd day of March, 2010 (the “Effective Date”) by and between Exeter Resource Corporation, a corporation organized under the laws of British Columbia (the “Vendor”) and Extorre Gold Mines Limited., a corporation organized under the federal laws of Canada (the “Purchaser”), in reference to the following facts:

WHEREAS the Vendor is the registered and beneficial holder of 10,000 shares in the capital of Cognito Limited (the “Cognito Shares”) and 10,000,000 shares in the capital of Estelar Resources Limited (collectively, the “Transferred Shares”), both British Virgin Island corporations;

AND WHEREAS the Purchaser and the Vendor are parties to an Arrangement Agreement dated as of February 5, 2010 which includes a plan of arrangement (the “Plan of Arrangement”) attached thereto as Schedule “A”;

AND WHEREAS pursuant to the Plan of Arrangement and a purchase and sale agreement between the Vendor and the Purchaser dated as of March 22, 2010, the Vendor is transferring certain of its assets, including the Transferred Shares, to the Purchaser effective as of the Effective Time (as defined in the Plan of Arrangement) on the Effective Date;

AND WHEREAS upon the terms and conditions set forth herein, the Vendor wishes to transfer, and the Purchaser wishes to assume, all of the Vendor’s rights to and benefits in the Transferred Shares;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual premises, covenants and conditions herein contained, the parties hereto agree as follows:

Section 1- Assignment and Redemption

1.1     The Vendor hereby irrevocably grants, assigns, transfers and sets over unto the Purchaser and the Purchaser accepts all of the Vendor’ right, title, benefit and interest in and to the Transferred Shares as of the date of this Share Transfer Agreement.

Section 2 - Acknowledgement of Consents

2.1     The Vendor and the Purchaser each hereby acknowledge that they have obtained all necessary consents to the transfer of the Transferred Shares.

Section 3 - Trust Provisions

3.1     Notwithstanding that the share certificates (the “Share Certificates”) registered in the name of the Purchaser and evidencing the transfer of the Transferred Shares may not be delivered concurrently with this Share Transfer Agreement, the parties hereto agree that the Vendor shall hold the Transferred Shares in trust for the benefit of the Purchaser from and after the Effective Time and will provide the Purchaser with the benefits of ownership of the Transferred Shares and enforce all rights thereto for the benefit of the Purchaser.

Section 4 - Indemnity

4.1     The Purchaser shall indemnify, defend and hold harmless the Vendor from and against any loss, damage, cost or other liability arising or accruing in relation to the Transferred Shares during the period beginning at the Effective Time and ending upon the delivery to the Purchaser of the Share Certificates.

Section 5 - General Provisions

5.1     Benefits of the Agreement. All of the terms and provisions of this Share Transfer Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Share Transfer Agreement is for the sole benefit of the parties hereto and not for the benefit of any third party.

5.2     Further Assurances. The parties hereto shall each perform such acts, execute and deliver such instruments and documents, and do all such other things as may be reasonably necessary to carry out the purposes and intent as contemplated in this Share Transfer Agreement.

5.3     Governing Law. The laws of the British Columbia (excluding its rules governing conflicts of laws) govern the construction, interpretation and other matters arising out of or in connection with this Share Transfer Agreement (whether arising in contract, tort, equity or otherwise).

5.4     Severability. If any provision of this Share Transfer Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Share Transfer Agreement remain in full force, provided that the essential terms and conditions of this Share Transfer Agreement for each party remain valid, binding and enforceable.

5.5     Counterparts. The parties may execute this Share Transfer Agreement in multiple counterparts, each of which constitutes an original as against the party that signed it, and both of which together constitute one agreement. The signatures of both parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending party’s signature is as effective as signing and delivering the counterpart in person.

5.7     Headings. The captions, titles and headings included in this Share Transfer Agreement are for convenience only, and do not affect this Share Transfer Agreement’s construction or interpretation. When a reference is made in this Share Transfer Agreement to a Section, such reference will be to a Section of this Share Transfer Agreement unless otherwise indicated.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives with effect as of the date written above.

EXETER RESOURCE CORPORATION

EXTORRE GOLD MINES LIMITED